NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-04 May 5, 2008

Rubicon Reports Further High-Grade Gold Intercepts from F2 Zone Discovery
 Red Lake, Ontario
-52.6 g/t gold over 7.4 metres (1.53 oz/ton over 24.3 feet) and 73.2 g/t gold over 3.0 metres (2.13 oz/ton over 9.8 feet)-
-numerous significant new gold intercepts also reported-

Rubicon Minerals Corp (RMX.TSX:RBY.AMEX) is pleased to report further high-grade drill results from its new F2 Zone discovery at the 100% controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario.

Hole F2-09 has returned an interval grading 28.7 g/t over 15.5 metres (0.87 oz/ton over 50.9 feet) including 52.6 g/t gold over 7.4 metres (1.53 oz/ton gold over 24.3 feet)and also a very high-grade interval of 353.8 g/t gold over 0.9 metres (10.32 oz/ton over 3.0 feet). Current interpretations (Figure 1) suggest that the new intercept is associated with a separate structure from that hosting the previously reported quartz-rich high grade intercepts in F2-07 (36.5 g/t over 8.0 metres) and F2-08 (42.4 g/t over 11.0 metres) (see news releases dated March 12 and March 31, 2008). It is characterized by abundant visible gold within altered mafic volcanic rocks.

Additional assay results from hole F2-07 (see news release dated March 31, 2008 and April 14, 2008 for previous results) have returned a new high grade interval of 73.2 g/t gold over 3.0 metres (2.13 oz/ton over 9.8 feet) which is interpreted to be hosted by a further separate structure from the other high grade intercepts reported above.
Table 1 below and Figure 2 summarize the significant high grade intercepts to date:
Table 1

Hole number	Depth to centre of intercept	Gold g/t	Metres	Gold oz/ton	Feet
F2-07	246.1	73.2	3.0	2.13	9.8
F2-07*	379.7	24.4	17.0	0.71	55.8
Incl:	384.1	36.5	8.0	1.06	26.5
F2-08*	294.3	42.4	11.0	1.24	35.6
F2-09	442.2	28.7	15.5	0.87	50.9
Incl:	438.3	52.6	7.4	1.53	24.3
Or:	438.5	353.8	0.9	10.32	3.0
And:	445.6	77.6	0.5	2.26	1.6
      * Previously reported.

 “F2 continues to deliver excellent results from numerous zones including some very high-grade intervals which, taken together, suggest the presence of a robust mineralizing system. With our strong treasury, we will continue to aggressively explore this exciting, new discovery hosted in the right rocks within the prolific and politically safe Red Lake gold district”, said David Adamson, President and CEO.

Additional Results

Assays for F2-10 have returned 8.3 g/t gold over 30.0 metres (0.24 oz/ton over 98.43 feet) from within an extensive quartz breccia vein and replacement zone. As well, complete results have now been received for holes F2-01 through F2-09 (see news releases dated March 12 and March 31 for previously released results). Significant additional results include 16.0 g/t gold over 7.0 metres(0.47 oz/ton over 23.0 feet) in hole F2-07, 19.4 g/t gold over 4.5 metres(0.57 oz/ton over 14.8 feet) in hole F2-06 and 6.0 g/t gold over 17.0 metres (0.18 oz/ton over 55.8 feet) in hole F2-05 plus numerous other significant intercepts as reported in Table 2, below. Figure 3 is a composite vertical section showing the current gold distribution below 200 metres vertical depth.

Table 2

Hole Number	Depth to centre of intercept	Gold g/t	Metres	Gold oz/ton	Feet
F2-01*	92.9	8.4	4.5	0.25	14.8
F2-01*	231.5	6.8	11.0	0.20	36.1
Incl:	228.6	23.2	3.0	0.68	9.8
F2-02	95.9	5.4	10.3	0.16	33.8
Incl:	99.3	12.1	3.3	0.35	10.8
F2-02*	290.5	16.8	1.0	0.49	3.3
F2-02*	300.8	36.0	1.0	1.05	3.3
F2-02	374.6	3.3	28.0	0.10	91.9
Incl:	368.2	5.1	9.0	0.15	29.5
F2-03*	266.6	283.2	1.0	8.26	3.3
F2-04	232.3	3.7	5.3	0.11	17.4
F2-04	324.5	13.9	2.0	0.41	6.6
F2-04	535.9	7.3	3.0	0.21	9.8
F2-05	371.7	7.6	2.0	0.22	6.6
F2-05	505.1	6.0	17.0	0.18	55.8
F2-05	523.5	12.1	2.0	0.35	6.6
F2-06	170.9	49.0	0.8	1.43	2.5
F2-06	349.0	4.9	8.5	0.14	27.9
Incl:	347.0	8.7	2.5	0.25	8.2
F2-06	382.8	19.4	4.5	0.57	14.8
Incl:	383.8	119.8	0.5	3.49	1.6
F2-06	432.8	15.4	1.0	0.45	3.3
F2-07	230.4	19.8	1.0	0.58	3.3
F2-07	239.2	12.6	2.0	0.37	6.6
F2-07	297.2	15.1	1.0	0.44	3.3
F2-07	319.3	3.5	16.0	0.10	52.5
Incl	319.8	15.8	1.0	0.46	3.3
F2-07	334.5	16.0	7.0	0.47	23.0
Incl:	334.5	21.0	5.0	0.61	16.4
F2-08	205.4	4.2	24.0	0.12	78.7
Incl:	196.5	15.8	2.0	0.46	6.6
F2-08	354.6	3.8	4.7	0.11	15.4
F2-08	393.3	3.1	5.0	0.09	16.4
F2-09	338.2	10.0	3.5	0.29	11.5
Incl:	337.7	53.1	0.5	1.55	1.6
F2-10**	257.0	13.9	3.0	0.41	9.8
F2-10**	275.0	17.7	2.0	0.52	6.6
F2-10**	322.8	8.3	30.0	0.24	98.4
Incl:	310.2	16.2	4.0	0.47	13.1
And	319.2	48.2	0.5	1.41	1.6
And	337.2	216.1	0.5	6.30	1.6
F2-10**	403.5	56.5	0.5	1.65	1.6
F2-10**	423.6	77.8	0.5	2.27	1.6
     * Previously reported. ** Additional assays pending
General characteristics of the gold mineralization

To date two dominant styles of gold mineralization are observed at the F2 Zone over an area of 300 metres vertical by 80 metres inferred strike length. Firstly, high grade gold intercepts associated with quartz-rich zones containing appreciable visible gold and, secondly, sulphide-bearing intercepts (2-15% sulphides) containing variable gold grades. The mineralized system is open at depth and along strike. Two land-based drills continue to test the system until barge-based drilling can commence in late May. Gold mineralization occurs below a major ultramafic-mafic contact, which is considered important since major historic and existing gold deposits in the Red Lake gold district are developed within a similar setting.

True thicknesses of reported intercepts to date are not yet known although current observations from drill core indicate a moderate to high angle to the core axis. Additional drilling will be required to provide sufficient data in three dimensions to allow determination of true thicknesses.

A total of 17 holes have been completed at F2 to date. Of these, assays are pending for eight drill holes. It should be noted that due to excessive deviation, one hole drilled from land failed to test the F2 target.

General Location of F2 – close to existing infrastructure

The F2 Zone is at relatively shallow depths below surface (225 to 525 metres) and is only 450 metres east of the existing, 142 metre-deep, currently flooded exploration shaft. The shaft could facilitate year-round underground exploration access to this zone should additional drilling from surface provide sufficient encouragement. In this regard, the Company conducted baseline environmental studies in 2007 that will form part of the information required in the permitting process. To reach such a decision point more information will be required in the form of additional studies and through the completion of additional drilling.

Adams Lake Project

Drilling of priority targets has commenced at the Adams Lake project. High-angle structures interpreted on the deep penetrating TITAN-24 survey support the presence of deep-seated northwest-trending regional structures. At the Phoenix project, TITAN 24 surveys completed indicate the presence of numerous targets and structures at depth. These interpreted structures correlate with known surface gold showings, gold soil geochemical anomalies and surface structures present at Adams Lake. Drilling will test the Balmer stratigraphy within a major fold closure interpreted to be a similar geological setting that hosts the Red Lake Mine (see compilation map and slide presentation at www.rubiconminerals.com for further details).

Rubicon Minerals Corporation has approximately $27 million in cash and is an exploration company focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 180,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital, former Chairman and CEO of Goldcorp, owns 31% of the company.

RUBICON MINERALS CORPORATION

“David W. Adamson”
President & CEO

F2 - Plan Map
N
S
E
W
Interpreted 'Corridors' of Mineralization
F2-01
F2-02
F2-03
F2-04
F2-05
F2-06
F2-07
F2-08
F2-09
F2-10
A
Significant High Grade Gold Intersections
Other Gold Intersections
20 Metres
Claim Boundary

Figure 1: F2 Zone plan map showing current interpretation

F2 - Plan Map
N
S
E
W
73.2 g/t gold over 3.0m
42.4 g/t gold over 11.0m
24.4 g/t gold over 17.0m
(Incl. 36.5 g/t gold over 8.0m)
28.7 g/t gold over 15.5m
(Incl. 52.6 g/t gold over 7.4m)
Trace of Section
A
A'
F2-05
F2-03
F2-2
F2-08
F2-06
F2-04
F2-09
F2-10
20 Metres
Claim Boundary

Figure 2: F2 Zone plan map showing significant high grade gold intercepts

Figure 3: F2 Zone composite vertical section

Assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Persons under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. . Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations,   Toll free: 1.866.365.4706, E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation, Suite 1540–800 West Pender Street, Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.